[Letterhead of Innovene Inc.]
October 10, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Re:	Innovene Inc. (CIK: 0001334334); Registration Statement on Form S-1 (File No. 333-128266); Application for Withdrawal of Registration Statement Pursuant to Rule 477(a) Under the Securities Act of 1933
Dear Sir or Madam:
     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), Innovene Inc. (the “Registrant”), a wholly-owned subsidiary of BP p.l.c, hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-l (File No. 333-128266), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on September 12, 2005.
     Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, par value $0.01 per share (the “Shares”) owned by BP for sale to the public. The Shares were to be offered through Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Lehman Brothers Inc. and UBS Securities LLC, as representatives of the underwriters. On October 7, 2005, BP announced its intention to sell the Registrant and its business in its entirety to a third party. No Shares will be sold under the Registration Statement.
     Accordingly, on behalf of the Registrant, I hereby respectfully request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.
     If you have any questions regarding the foregoing application for withdrawal of the Registration Statement, please contact Kathryn A. Campbell, legal counsel to the Registrant in connection with the Registration Statement, at (212) 558-4000.

Sincerely,

      Innovene Inc.

By:	/s/ Henry Kleeman

	Name:	Henry Kleeman
	Title:	Senior Vice President and General Counsel